ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 10, 2021
VIA EDGAR TRANSMISSION
Mr. Jeffrey A. Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Bitwise Bitcoin Strategy ETF (the “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Mr. Foor:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of Post-Effective Amendment 741 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
741	9/14/2021	485APOS	0000894189-21-006626
If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President